10029241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2010

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: AG BD LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue – 26th Floor
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Wekselblatt — (212) 692-2296
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Wekselblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AG BD LLC as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

GEORGE FINK
Notary Public, State of New York
No. 01F4987887
Qualified in Kings County
Commission Expires Oct. 21, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Notes to Financial Statements.
- ☒ (h) Computation of Net Capital.
- ☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (p) Independent Auditors' Report
- ☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AG BD LLC

Statement of Financial Condition
December 31, 2009

AG BD LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Managing Member of
AG BD LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AG BD LLC (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2010

AG BD LLC
Statement of Financial Condition
December 31, 2009

Assets		
Receivable from broker	$	2,218,426
Commissions receivable		1,837
Prepaid expenses		500
Total assets	$	2,220,763
Liabilities and Managing Member's Capital		
Payable to Managing Member	$	573
Accrued expenses and other liabilities		48,935
Total liabilities		49,508
Managing Member's capital		2,171,255
Total liabilities and managing member's capital	$	2,220,763

The accompanying notes are an integral part of these financial statements.

1. Organization

AG BD LLC (the "Company"), a Delaware limited liability company, commenced operations on January 1, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company executes transactions for customers on a fully disclosed basis through a clearing broker and is responsible for customer non-performance with regard thereto. The Company is a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. ("Managing Member"). The Managing Member is a Delaware limited partnership and is registered with the SEC as an investment advisor.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

At December 31, 2009, the Company's cash was held in the custody of J.P. Morgan Clearing Corp., (the "Broker"), and is included in receivable from broker on the statement of financial condition.

The Company is wholly owned by its Managing Member and is considered a disregarded entity for tax purposes. The Company is not subject to tax at the entity-level. Since the Managing Member is treated as a partnership for tax purposes, no provision for income taxes has been made by the Company.

In May 2009, new accounting guidance was issued that established and expanded accounting and disclosure requirements of subsequent events. A reporting entity is required to disclose the events that occur after the balance sheet date until the financial statements are issued. This adoption did not have a significant impact on the financial statements of the Company. The required disclosure of the subsequent events until the issuance date is provided in the notes to the financial statements.

In June 2009, the Financial Accounting Standards Board Accounting Standards Codification ("Codifications") was established as the source of authoritative accounting principles to be applied with equal authority by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. While the Codification did not change U.S. GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification did not impact the Company's financial statement amounts.

3. Receivable from Broker

Receivable from broker represents monies on deposit with the Broker. The Company is subject to credit risk should the Broker be unable to pay the balances.

4. Net Capital Requirement

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the SEC. The Company has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). At December 31, 2009, the Company had net capital of $2,170,755 which exceeded the minimum requirement of $250,000 by $1,920,755.

5. Related Party Transactions

In accordance with an Expense Agreement (the "Agreement"), dated January 1, 2004 between the Company and the Managing Member, the Managing Member does not fully allocate certain overhead expenses paid on behalf of the Company. In accordance with the Agreement, the Company pays for floor brokerage fees, audit, legal fees, and other expenses directly related to its securities transactions, which may be advanced by and reimbursed to the Managing Member. As of December 31, 2009, the payable to Managing Member of $573 represents registration fees incurred on behalf of the Company by the Managing Member.

6. Commitments and Contingencies

The Company clears all of its securities transactions through the Broker on a fully disclosed basis. Under certain circumstances, pursuant to the terms of the agreements between the Company and the Broker, the Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all applicable trades executed through the Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009 and during the year then ended, the Company had no liability and made no payments to the Broker related to these guarantees. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Broker and all counterparties with which it conducts business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Subsequent Events

All significant events or transactions occurring after December 31, 2009 through February 24, 2010, the date the financial statements were issued, have been evaluated in the preparation of the financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Managing Member of AG BD LLC

In planning and performing our audit of the financial statements and supplementary information of AG BD LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The Managing Member, on behalf of the Company, is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the Managing Member are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the Managing Member with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the Managing Member's authorization and recorded properly to permit the preparation of financial statements in conformance

PRICEWATERHOUSECOOPERS

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, on behalf of the Company, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010